

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 30, 2017

Via E-Mail
Nitin Amersey
Chief Financial Officer
HPIL Holding
3738 Coach Cove
Sanford, MI 48657

Re: **HPIL Holding**
Amendment 1 to Form 10-K for the fiscal year ended December 31, 2016
Filed July 20, 2017
Amendment 1 to Form 10-Q for the interim period ended June 30, 2017
Filed September 12, 2017
File No. 1-37882

Dear Mr. Amersey:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Staff Accountant
Office of Real Estate and
  Commodities